UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 10, 2013 entitled “Arcos Dorados Announces Tender and Exchange Offer and Consent Solicitation”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: September 11, 2013

Item 1

FOR IMMEDIATE RELEASE

Arcos Dorados Announces Tender and Exchange Offer
and Consent Solicitation

BUENOS AIRES, Argentina, September 10, 2013 – Arcos Dorados Holdings Inc. (the “Company”) (NYSE: ARCO) announced today that it has commenced an offer to exchange any and all of Arcos Dorados B.V.’s outstanding 7.50% Senior Notes due 2019 (CUSIP Nos. 03965TAA1 and P04568AA2 (Reg S) and ISIN Nos. US03965TAA16 and USP04568AA23 (Reg S)) (the “2019 Existing Notes”) held by Eligible Holders (as defined below) for the Company’s newly issued US dollar-denominated 6.625% Senior Notes due 2023 (the “New Notes”) (the “Exchange Offer”), an offer to purchase for cash any and all outstanding 2019 Existing Notes (the “Tender Offer”) and a solicitation of consents to proposed amendments to the indenture for the 2019 Existing Notes (collectively, the “Tender and Exchange Offer and Consent Solicitation”).  The New Notes will be senior unsecured indebtedness and will rank equally with all of the Company’s other existing and future senior unsecured indebtedness.  The Company has also announced an offering of Concurrent New Notes (as defined below) (the “Concurrent Offering”).  The Company intends to apply the net proceeds from the Concurrent Offering, after deducting fees, commissions and expenses relating to the Concurrent Offering and the Tender and Exchange Offer and Consent Solicitation, to pay the principal and premium on the 2019 Existing Notes in connection with the Tender Offer, to repay certain of its short-term indebtedness with Banco Itau BBA S.A., to unwind its cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes (including possible capital expenditures depending on cash availability at year-end). The purpose of the Tender and Exchange Offer and Consent Solicitation is to extend the maturity profile of the Company’s debt.

Tender and Exchange Offer Deadline

The Tender Offer will expire at 5:00 PM, New York City time, on September 23, 2013, unless extended (such time and date, as the same may be extended, the “Tender Expiration Date”).  Eligible Holders who validly tender 2019 Existing Notes in the Tender Offer by the Tender Expiration Date will be entitled to the Tender Consideration (as described below). The Exchange Offer will expire at 11:59 PM, New York City time, on October 7, 2013, unless extended (such time and date, as the same may be extended, the “Exchange Expiration Date”).  Eligible Holders who validly tender 2019 Existing Notes for exchange by 5:00 PM, New York City time, on September 23, 2013, unless extended (such time and date, as the same may be extended, the “Early Exchange Date”), will receive the Total Exchange Consideration (as described below).  Eligible Holders who validly tender 2019 Existing Notes for exchange after the Early Exchange Date, but on or prior to the Exchange Expiration Date, will receive the Exchange Consideration (as described below).  2019 Existing Notes tendered in the Tender Offer or the Exchange Offer and delivered Consents (as defined below) may be withdrawn prior to 5:00 PM, New York City time, on September 23, 2013 (such time and date, as the same may be extended, the “Withdrawal Deadline”).  Holders may withdraw tendered 2019 Existing Notes and revoke their Consents at any time prior to the Withdrawal Deadline, but holders may not withdraw their tendered 2019 Existing Notes or revoke their Consents on or after the Withdrawal Deadline except as required by applicable law.

Tender and Exchange Offer Consideration

The following table summarizes the consideration payable in the Tender and Exchange Offer and Consent Solicitation for 2019 Existing Notes validly tendered (and not validly withdrawn) and accepted by Arcos Dorados B.V.:

	Tender Offer: For each US$1,000.00 Principal Amount of 2019 Existing Notes Tendered:	Exchange Offer: For each US$1,000.00 Principal Amount of 2019 Existing Notes Tendered:
Series of Existing Notes	Tender Consideration	Total Exchange Consideration if Tender Occurs on or Prior to the Early Exchange Date	Exchange Consideration if Tender Occurs After the Early Exchange Date and on or prior to the Exchange Expiration Date
7.50% Senior Notes due 2019	US$1,082.50 cash payment	US$1,092.50 principal amount of New Notes	US$1,062.50 principal amount of New Notes

Eligible Holders of 2019 Existing Notes who validly tender 2019 Existing Notes in the Exchange Offer, and whose tender is accepted by the Company, will receive, in exchange for each US$1,000.00 principal amount of 2019 Existing Notes exchanged: in the case of 2019 Existing Notes tendered by the Early Exchange Date, US$1,092.50 principal amount of New Notes; and in the case of 2019 Existing Notes tendered after the Early Exchange Date, but on or prior to the Exchange Expiration Date, US$1,062.50 principal amount of New Notes. The Exchange Consideration is an amount equal to the Total Exchange Consideration less the Early Exchange Payment. The Early Exchange Payment is equal to US$30.00 and is payable in New Notes. Cash in lieu of any fractional portion less than US$1,000.00 principal amount of a New Note issued due to rounding will be paid on the applicable settlement date based on the Total Exchange Consideration or the Exchange Consideration, as the case may be.

Eligible Holders of 2019 Existing Notes who validly tender 2019 Existing Notes in the Tender Offer, and whose tender is accepted by the Company, will receive, for each US$1,000.00 principal amount of 2019 Existing Notes tendered for cash on or prior to the Tender Expiration Date, an amount in cash in US dollars equal to US$1,082.50 (the “Tender Consideration”).

Eligible Holders of 2019 Existing Notes properly tendered in either the Tender Offer or the Exchange Offer (and not validly withdrawn) will be entitled to receive in cash accrued and unpaid interest on their tendered or exchanged 2019 Existing Notes, as the case may be, up to, but not including, the Cash Tender Settlement Date, the Early Exchange Settlement Date or the Final Settlement Date, as the case may be (all as defined below), in addition to the consideration that such holder would receive in the Tender and Exchange Offer and Consent Solicitation.  Notwithstanding the foregoing, holders of 2019 Existing Notes whose 2019 Existing Notes are purchased in exchange for New Notes on the Final Settlement Date will be entitled to receive accrued and unpaid interest in cash on such 2019 Existing Notes up to, but not including, the Final Settlement Date less interest accrued on the New Notes from the Concurrent Offering Settlement Date (as defined below) to, but not including, the Final Settlement Date; provided that the amount of the accrued interest on the New Notes that is deducted will in no event exceed the amount of accrued interest on the 2019 Existing Notes.

The Tender and Exchange Offer and Consent Solicitation is conditioned on (i) there having been validly tendered (and not validly withdrawn), on or prior to the Tender Expiration Date and/or the Early Exchange Date, as the case may be, more than US$154,400,000.00 aggregate principal amount of 2019 Existing Notes in the Tender Offer, the Exchange Offer or both; (ii) the aggregate amount of New Notes and/or Concurrent New Notes to be issued in the Exchange Offer and/or the Concurrent Offering being equal to or greater than US$300,000,000.00 and the proceeds received by the Company in the Concurrent Offering being equal to or greater than the aggregate dollar amount of the Tender Consideration; and (iii) the New Notes issued in the Exchange Offer on the Early Exchange Settlement Date or the Final Settlement Date, as the case may be, being fungible for U.S. federal income tax purposes with the Concurrent New Notes issued in the Concurrent Offering.  Completion of the Tender and Exchange Offer and Consent Solicitation is also subject to the satisfaction or waiver of a number of general conditions set forth in the Tender and Exchange Offer and Consent Solicitation Statement (as defined below). Concurrent New Notes to be issued in the Concurrent Offering will be on terms and conditions acceptable to the Company in its sole discretion.

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Consent Solicitation for Proposed Amendments

In conjunction with the Tender Offer and the Exchange Offer, Arcos Dorados B.V. is soliciting consents (the “Consents”) to certain proposed amendments (the “Proposed Amendments”) to the indenture under which the 2019 Existing Notes were issued.  The Proposed Amendments would eliminate Arcos Dorados B.V.’s obligations to comply with substantially all of the restrictive covenants contained in such indenture (as supplemented by supplemental indentures).  Adoption of the Proposed Amendments requires the consent of holders of 2019 Existing Notes representing at least a majority in aggregate principal amount of the outstanding 2019 Existing Notes held by persons other than Arcos Dorados B.V. and its affiliates.  Holders may not deliver Consents without tendering their 2019 Existing Notes and holders may not tender their 2019 Existing Notes without delivering Consents.

The terms and conditions of the Tender and Exchange Offer and Consent Solicitation are set forth in a tender and exchange offer and consent solicitation statement dated September 10, 2013 (the “Tender and Exchange Offer and Consent Solicitation Statement”) and the related letter of transmittal and consent.  The Company may amend, extend or terminate the Tender and Exchange Offer and Consent Solicitation.

Further Information

The Tender and Exchange Offer and Consent Solicitation is being made only to holders of 2019 Existing Notes who have properly completed, executed and delivered to the information and exchange agent an eligibility letter, whereby such holder has represented to the Company that it is (i) a “qualified institutional buyer,” or “QIB,” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and under applicable state securities laws; or (ii) a “non-US Person” (as defined in Regulation S under the Securities Act) (the “Eligible Holders”), and if in any member state of the European Economic Area which has implemented Directive 2003/71/EC (the “Prospectus Directive,” which term includes amendments thereto, including Directive 2010/73/EU), a “qualified investor” (as defined in the Prospectus Directive).

The Company expects to purchase all 2019 Existing Notes accepted by it in the Tender Offer on or about September 27, 2013 (the “Cash Tender Settlement Date”).  In addition, at a date after the Early Exchange Date and prior to the Exchange Expiration Date, the Company may elect to accept for exchange all 2019 Existing Notes validly tendered prior to the Early Exchange Date (such date, the “Early Exchange Acceptance Date”).  Payment for all 2019 Existing Notes validly tendered prior to the Early Exchange Date will be made promptly following the Early Acceptance Date, if any (the “Early Exchange Settlement Date”).  Promptly following the Exchange Expiration Date, the Company will accept for exchange (the “Final Acceptance Date”) any and all validly tendered 2019 Existing Notes not previously purchased, subject to the terms and conditions of the Tender and Exchange Offer and Consent Solicitation Statement.  Such payment will be made promptly following the Final Acceptance Date (the “Final Settlement Date”).  The Company intends to settle the Concurrent Offering on or about September 27, 2013 (the “Concurrent Offering Settlement Date”). The Early Exchange Date, if any, will be the same date as the Concurrent Offering Settlement Date.

The NEW notes have not been AND WILL NOT BE registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  THE NEW NOTES ARE BEING ISSUED ONLY TO ELIGIBLE HOLDERS.

D.F. King & Co., Inc. has been appointed as the information and exchange agent for the Tender and Exchange Offer and Consent Solicitation.  Holders may contact the information and exchange agent to request the eligibility letter. Banks and brokers call: (212) 269-5550. All others call toll free: (800) 488-8095. Email: arcosdorados@dfking.com.

This press release is not an offer to sell or a solicitation of an offer to buy any security.  The Tender Offer and the Exchange Offer are being made solely by the Tender and Exchange Offer and Consent Solicitation Statement and the related letter of transmittal and consent, and only to such persons and in such jurisdictions as are permitted under applicable law.

*****

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About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,971 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of June 2013.

Investor Relations Contact

Sofia Chellew
sofia.chellew@ar.mcd.com
T: +54 11 4711 2515

Cautionary Statement About Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Tender and Exchange Offer and Consent Solicitation and the Concurrent Offering. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

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